Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-253385

(To Prospectus dated February 23, 2021,

Prospectus Supplement dated February 23, 2021 and

Product Supplement EQUITY LIRN-1 dated February 23, 2021)

4,073,149 Units $10 principal amount per unit CUSIP No. 40441B306	Pricing Date Settlement Date Maturity Date	September 29, 2022 October 6, 2022 November 24, 2023

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index

▪	Maturity of approximately 14 months

▪	1-to-1 upside exposure to increases in the Index, subject to a capped return of 10.00%

▪	A positive return equal to the absolute value of the percentage decline in the level of the Index only if the Index does not decline by more than 18.00% (e.g., if the negative return of the Index is -5.00%, you will receive a positive return of +5.00%)

▪	1-to-1 downside exposure to decreases in the Index beyond a 18.00% decline, with up to 82.00% of the principal amount at risk

▪	All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

▪	No interest payments

▪	In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Supplement to the Plan of Distribution—Role of MLPF&S and BofAS”

▪	No listing on any securities exchange

The notes are being issued by HSBC USA Inc. (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See “Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY LIRN-1.

The estimated initial value of the notes on the pricing date is $9.69 per unit, which is less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on page TS-2 and “Risk Factors” beginning on page TS-6 of this term sheet for additional information.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$ 10.00	$40,731,490.00
Underwriting discount(1)	$ 0.175	$712,801.07
Proceeds, before expenses, to HSBC	$ 9.825	$40,018,688.93

(1)	See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

September 29, 2022

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due November 24, 2023

Summary

The Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due November 24, 2023 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due. The notes provide you a 1:1 return, subject to a cap, if the Ending Value of the Market Measure, which is the S&P 500® Index (the “Index”), is greater than the Starting Value. If the Ending Value is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive a positive return equal to the absolute value of the percentage decline in the Index from the Starting Value to the Ending Value (e.g., if the negative return of the Index is -5.00%, you will receive a positive return of +5.00%). If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value was determined by reference to our or our affiliates’ internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, reduced the economic terms of the notes (including the Threshold Value).

Terms of the Notes		Redemption Amount Determination
Issuer:	HSBC USA Inc. (“HSBC”)	Notwithstanding anything to the contrary in the accompanying product supplement, the Redemption Amount will be determined as set forth in this term sheet. On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The S&P 500® Index (Bloomberg symbol: “SPX”), a price return index
Starting Value:	3,640.47
Ending Value:	The average of the closing levels of the Index on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-26 of product supplement EQUITY LIRN-1.
Threshold Value:	2,985.19 (82.00% of the Starting Value, rounded to two decimal places).
Participation Rate:	100%
Capped Value:	$11.00 per unit, which represents a return of 10.00% over the principal amount.
Maturity Valuation Period:	November 14, 2023, November 15, 2023, November 16, 2023, November 17, 2023 and November 20, 2023
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.05 per unit more fully described on page TS-12.
Calculation Agent:	BofA Securities, Inc. (“BofAS”) and HSBC, acting jointly.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC

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Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due November 24, 2023

website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322:

▪	Product supplement EQUITY LIRN-1 dated February 23, 2021:
https://www.sec.gov/Archives/edgar/data/83246/000110465921026700/tm217503d12_424b5.htm

▪	Prospectus supplement dated February 23, 2021:
https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

▪	Prospectus dated February 23, 2021:
https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Index will either increase moderately from the Starting Value to the Ending Value or decrease from the Starting Value to an Ending Value that is at or above the Threshold Value.

▪	You are willing to risk a substantial loss of principal if the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.

▪	You accept that the return on the notes will be capped.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪	You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Index will decrease from the Starting Value to an Ending Value that is below the Threshold Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek 100% principal repayment or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

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Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due November 24, 2023

Hypothetical Payout Profile at Maturity

Capped Notes with Absolute Return Buffer

This graph reflects the returns on the notes, based on the Participation Rate of 100%, the Threshold Value of 82.00% of the Starting Value, and the Capped Value of $11.00 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, and term of your investment.

The following table is based on a Starting Value of 100, a Threshold Value of 82.00, the Participation Rate of 100% and the Capped Value of $11.00 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.80	-82.00%
50.00	-50.00%	$6.80	-32.00%
60.00	-40.00%	$7.80	-22.00%
70.00	-30.00%	$8.80	-12.00%
80.00	-20.00%	$9.80	-2.00%
82.00(1)	-18.00%	$11.80(3)	18.00%
95.00	-5.00%	$10.50	5.00%
97.00	-3.00%	$10.30	3.00%
100.00(2)	0.00%	$10.00	0.00%
105.00	5.00%	$10.50	5.00%
110.00	10.00%	$11.00(4)	10.00%
120.00	20.00%	$11.00	10.00%
130.00	30.00%	$11.00	10.00%
140.00	40.00%	$11.00	10.00%
150.00	50.00%	$11.00	10.00%
160.00	60.00%	$11.00	10.00%
200.00	100.00%	$11.00	10.00%

(1)	This is the hypothetical Threshold Value.

(2)	The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 3,640.47, which was the closing level of the Index on the pricing date.

(3)	Any positive return based on the depreciation of the Index cannot exceed the return provided by the hypothetical Threshold Value.

(4)	Any positive return based on the appreciation of the Index cannot exceed the return represented by the Capped Value.

For recent actual levels of the Index, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

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Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 82.00
Ending Value: 50.00
Redemption Amount per unit

Example 2
The Ending Value is 95.00, or 95.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 82.00
Ending Value: 95.00
Redemption Amount per unit. Since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value, the Redemption Amount for the notes will be the principal amount plus a positive return equal to the absolute value of the negative return of the Index.

Example 3
The Ending Value is 105.00, or 105.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 105.00
= $10.50 Redemption Amount per unit

Example 4
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $13.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.00 per unit

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Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due November 24, 2023

Risk Factors

We urge you to read the section “Risk Factors” in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the stocks included in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “— Risks Relating to All Note Issuances.”

Structure-related Risks

▪	Depending on the performance of the Index as measured shortly before the maturity date, you may lose up to 82.00% of the principal amount.

▪	Any positive return on the notes is limited. The notes provide for a positive return if the level of the Index increases or does not decrease by more than 18.00%. However, any positive return on the notes based on the appreciation of the Index will be limited to the return represented by the Capped Value. In addition, the absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value is 82.00% of the Starting Value, any positive return due to the depreciation of the Index will be limited to 18.00%. Any decline in the Ending Value from the Starting Value by more than 18.00% will result in a loss, rather than a positive return, on the notes.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Index.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Valuation and Market-related Risks

▪	The estimated initial value of the notes is less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We determined the estimated initial value by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value reflects our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

▪	Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

▪	The price of your notes in the secondary market, if any, immediately after the pricing date is expected to be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-12 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

▪	The estimated initial value does not represent a minimum price at which we, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Index and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

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Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due November 24, 2023

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Market Measure-related Risks

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities, dividends or other distributions by issuers of those securities.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, except to the extent that the common stock of Bank of America Corporation (the parent company of MLPF&S and BofAS) is included in the Index, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Index and have not verified any disclosure made by any other company.

Tax-related Risks

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-39 of product supplement EQUITY LIRN-1.

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The Index

We have derived all information contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by S&P Dow Jones Indices LLC (“S&P” or the “Index sponsor”). The Index sponsor is under no obligation to continue to publish, and may discontinue or suspend the publication of the Index at any time. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of LIRNs—Discontinuance of an Index” beginning on page PS-26 of product supplement EQUITY LIRN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

General

The Index was first launched on March 4, 1957 based on an initial value of 10 from 1941-1943, and it is sponsored by S&P. The Index includes a representative sample of 500 companies in leading industries of the U.S. economy. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on the NYSE. S&P chooses companies for inclusion in the Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. Although the Index contains 500 constituent companies, at any one time it may contain greater than 500 constituent trading lines since some companies included in the Index prior to July 31, 2017 may be represented by multiple share class lines in the Index. The Index is calculated, maintained and published by S&P and is part of the S&P Dow Jones Indices family of indices. Additional information is available on the following websites: spglobal.com/spdji/en/indices/equity/sp-500 and spglobal.com.

S&P intends for the Index to provide a performance benchmark for the large-cap U.S. equity markets. Constituent changes are made on an as-needed basis and there is no schedule for constituent reviews. Index additions and deletions are announced with at least three business days advance notice. Less than three business days’ notice may be given at the discretion of the S&P Index Committee. Relevant criteria for additions to the Index that are employed by S&P include: the company proposed for addition should have an unadjusted company market capitalization of $9.8 billion or more and a security level float-adjusted market capitalization of at least 50% of such threshold (for spin-offs, eligibility is determined using when-issued prices, if available); using composite pricing and volume, the ratio of annual dollar value traded (defined as average closing price over the period multiplied by historical volume) in the proposed constituent to float-adjusted market capitalization of that company should be at least 1.00 and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date; the company must be a U.S. company (characterized as a Form 10-K filer with its U.S. portion of fixed assets and revenues constituting a plurality of the total and with a primary listing of the common stock on the NYSE, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX (each, an “eligible exchange”)); the proposed constituent has an investable weight factor (“IWF”) of 10% or more; the inclusion of the company will contribute to sector balance in the Index relative to sector balance in the market in the relevant market capitalization range; financial viability (the sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles (GAAP) earnings (net income excluding discontinued operations) should be positive as should the most recent quarter); and, for IPOs, the company must be traded on an eligible exchange for at least twelve months (spin-offs or in-specie distributions from existing constituents do not need to be traded on an eligible exchange for twelve months prior to their inclusion in the Index). In addition, constituents of the S&P MidCap 400® Index and the S&P SmallCap 600® Index can be added to the Index provided they meet the unadjusted company level market capitalization eligibility criteria for the Index. Migrations from the S&P MidCap 400® Index or the S&P SmallCap 600® Index do not need to meet the financial viability, liquidity, or 50% of the Index’s unadjusted company level minimum market capitalization threshold criteria. Further, constituents of the S&P Total Market Index Ex S&P Composite 1500 (which includes all eligible U.S. common equities except for those included in the Index, the S&P MidCap 400® Index and the S&P SmallCap 600® Index) that acquire a constituent of the Index, the S&P MidCap 400® Index or the S&P SmallCap 600® Index that do not fully meet the financial viability or IWF criteria may still be added to the Index at the discretion of the Index Committee if the Index Committee determines that the addition could minimize turnover and enhance the representativeness of the Index as a market benchmark. Certain types of organizational structures and securities are always excluded, including, but not limited to, business development companies (BDCs), limited partnerships, master limited partnerships, limited liability companies (LLCs), OTC bulletin board issues, closed-end funds, ETFs, ETNs, royalty trusts, tracking stocks, special purpose acquisition companies (SPACs), preferred stock and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American depositary receipts (ADRs). Stocks are deleted from the Index when they are involved in mergers, acquisitions or significant restructurings such that they no longer meet the inclusion criteria, and when they substantially violate one or more of the addition criteria. Stocks that are delisted or moved to the pink sheets or the bulletin board are removed, and those that experience a trading halt may be retained or removed in S&P’s discretion. S&P evaluates additions and deletions with a view to maintaining Index continuity.

For constituents included in the Index prior to July 31, 2017, all publicly listed multiple share class lines are included separately in the Index, subject to, in the case of any such share class line, that share class line satisfying the liquidity and float criteria discussed above and subject to certain exceptions. It is possible that one listed share class line of a company may be included in the Index while a second listed share class line of the same company is excluded. For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line is considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the Index. Only common shares are considered when determining whether a company has a multiple share class structure. Constituents of the Index prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the Index. If an Index constituent reorganizes into

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a multiple share class line structure, that company will be reviewed for continued inclusion in the Index at the discretion of the S&P Index Committee.

Index Calculation

The Index is calculated using a base-weighted aggregative methodology. This discussion describes the “price return” calculation of the Index. The applicable pricing supplement will describe the calculation if the underlier for your securities is not the price return calculation. The value of the Index on any day for which an index value is published is determined by a fraction, the numerator of which is the aggregate of the market price of each stock in the Index times the number of shares of such stock included in the Index, and the denominator of which is the divisor, which is described more fully below. The “market value” of any index stock is the product of the market price per share of that stock times the number of the then-outstanding shares of such index stock that are then included in the Index.

The Index is also sometimes called a “base-weighted aggregative index” because of its use of a divisor. The “divisor” is a value calculated by S&P that is intended to maintain conformity in index values over time and is adjusted for all changes in the index stocks’ share capital after the “base date” as described below. The level of the Index reflects the total market value of all index stocks relative to the index’s base period of 1941-1943.

In addition, the Index is float-adjusted, meaning that the share counts used in calculating the Index reflect only those shares available to investors rather than all of a company’s outstanding shares. S&P seeks to exclude shares held by long-term, strategic shareholders concerned with the control of a company, a group that generally includes the following: officers and directors and related individuals whose holdings are publicly disclosed, private equity, venture capital, special equity firms, asset managers and insurance companies with board of director representation, publicly traded companies that hold shares in another company, holders of restricted shares (except for shares held as part of a lock-up agreement), company-sponsored employee share plans/trusts, defined contribution plans/savings, investment plans, foundations or family trusts associated with the company, government entities at all levels (except government retirement or pension funds), sovereign wealth funds and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (collectively, “strategic holders”). To this end, S&P excludes all share-holdings (other than depositary banks, pension funds (including government pension and retirement funds), mutual funds, exchange traded fund providers, investment funds, asset managers (including hedge funds with no board of director representation), investment funds of insurance companies and independent foundations not associated with the company) with a position greater than 5% of the outstanding shares of a company from the float-adjusted share count to be used in Index calculations.

The exclusion is accomplished by calculating an IWF for each stock that is part of the numerator of the float-adjusted index fraction described above:

IWF = (available float shares)/(total shares outstanding)

where available float shares is defined as total shares outstanding less shares held by strategic holders. In most cases, an IWF is reported to the nearest one percentage point. For companies with multiple share class lines, a separate IWF is calculated for each share class line.

Index Maintenance

In order to keep the Index comparable over time S&P engages in an index maintenance process. The Index maintenance process involves changing the constituents as discussed above, and also involves maintaining quality assurance processes and procedures, adjusting the number of shares used to calculate the Index, monitoring and completing the adjustments for company additions and deletions, adjusting for stock splits and stock dividends and adjusting for other corporate actions. In addition to its daily governance of indices and maintenance of the Index methodology, at least once within any 12 month period, the S&P Index Committee reviews the Index methodology to ensure the Index continues to achieve the stated objective, and that the data and methodology remain effective. The S&P Index Committee may at times consult with investors, market participants, security issuers included in or potentially included in the Index, or investment and financial experts.

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The following graph shows the daily historical performance of the Index in the period from January 1, 2012 through September 29, 2022. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 3,640.47.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

HSBC has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the notes.

Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by S&P. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of Standard & Poor’s and have been licensed for use by S&P and its affiliates and sublicensed for certain purposes by HSBC. The Index is a product of S&P, and has been licensed for use by HSBC.

The notes are not sponsored, endorsed, sold or promoted by S&P, Dow Jones, Standard & Poor’s or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance. S&P’s only relationship to HSBC is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P. The Index is determined, composed and calculated by S&P without regard to HSBC or the notes. S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P to buy, sell or hold such security, nor is it considered to be investment advice.

S&P DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING

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Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due November 24, 2023

LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND HSBC, OTHER THAN THE LICENSORS OF S&P.

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and the issuer’s creditworthiness. However, neither we nor any of our affiliates are obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S and BofAS

BofAS will participate as selling agent in the distribution of the notes. Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by BofAS seeking bids from market participants, which could include one of our affiliates and MLPF&S, BofAS and their affiliates. These hedging arrangements take into account a number of factors, including the issuer’s creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors” beginning on page PS-7 of product supplement EQUITY LIRN-1.

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Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due November 24, 2023

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Index.

▪	Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-39 of product supplement EQUITY LIRN-1.

Validity of the Notes

In the opinion of Mayer Brown LLP, as counsel to the issuer, when this term sheet has been attached to, and duly notated on, the master note that represents the notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 23, 2021, and issued and paid for as contemplated herein, the notes offered by this term sheet will be valid, binding and enforceable obligations of the issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 23, 2021, which has been filed as Exhibit 5.3 to the issuer’s registration statement on Form S-3 dated February 23, 2021.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

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